WORLD TREE USA LLC
FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

To the Management and Members
of World Tree USA LLC

Opinion
We have audited the accompanying financial statements of World Tree USA LLC (the "Company"), which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of operations members' equity, and cash flows for the years then ended, and the related notes to the financial statements (the "financial statements").

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As more fully explained in Note 2 to the financial statements, the Company has incurred losses since inception, lacks revenues and requires additional capital to fund operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans with respect to these factors are also described on Note 2. The Company's financial statements do not include any adjustments that might result from the outcome of these uncertainties should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Emphasis of Matter
As discussed in Notes 1 and 4 to the financial statements, the Company paid a significant amount of monies to World Tree Technologies, Inc., the Company's manager (the "Manager"), for current and future costs in connection with its management agreement. Certain amounts paid to the Manager for which were expected to be for future services provided by the Manager, however, these amounts were expensed in the accompanying statement of operations during the years ended December 31, 2022 and 2021. Furthermore, during 2022 and subsequent to December 31, 2022, the Manager has borrowed monies from the Company in excess of management fees due. As of December 31, 2022, these fees have been fully reserved. Our opinion is not modified with respect to this matter.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are described in the Auditors' Responsibility section of our report. We are required to be independent of the Company and to meet our ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that our audit evidence is sufficient to provide a basis for our audit opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America, and for the internal controls as management determines is necessary to enable the preparation of the financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditors' Responsibility

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with accounting principles generally accepted in the United States of America we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain and understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ dbb*mckennon*
October 4, 2023
San Diego, California

WORLD TREE USA LLC
BALANCE SHEETS
AS OF DECEMBER 31, 2022 AND 2021

	As of December 31,	
	2022	**2021**
Assets		
Current assets:		
Cash	$ 4,088	$ 773,978
Receivables:		
Related party receivables-net of reserve for credit losses of $2,004,871 and $0, respectively (Note 4)	-	-
Subscription receivable	16,362	933,934
Total current assets	20,450	1,707,912
Other assets:		
Deposit on biological assets - related party - non-current	397,272	456,694
Other Prepaid assets	-	5,000
Biological assets	1,277,346	1,058,849
Total assets	$ 1,695,068	$ 3,228,455
Liabilities and Members' Equity		
Current liabilities:		
Accounts payable	$ 500	$ -
Total current liabilities	500	-
Members' equity:		
Members' equity	14,023,253	11,824,879
Additional investment		
Accumulated deficit	(12,328,685)	(8,596,424)
Total members' equity	1,694,568	3,228,455
Total liabilities and members' equity	$ 1,695,068	$ 3,228,455

The accompanying notes are an integral part of these financial statements.

Table of Contents

World Tree USA, LLC
Statements of Operations
For the Years Ended December 31, 2022 and 2021

	2022	2021
Revenue:	$ -	$ -
Operating expenses:		
Professional fees	77,113	77,737
Management fees and operating costs - related party (Note 4)	3,463,308	4,236,828
Tree losses	190,868	466,204
Other expenses	972	3,864
Total operating expenses	3,732,261	4,784,633
Net loss	$ (3,732,261)	$ (4,784,633)
Weighted average membership unit - basic and diluted	9,825,132	7,634,660
Net loss per membership unit - basic and diluted	$ (0.38)	$ (0.63)

The accompanying notes are an integral part of these financial statements.

WORLD TREE USA LLC
STATEMENTS OF MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	Members' Equity				Accumulated	
	Series A Units		Series B Voting Units			
	Shares	Amount	Shares	Amount	Deficit	Total
Balance at December 31, 2020	5,785,624	$ 6,931,948	10,000	$ 10,000	$ (3,811,791)	$ 3,130,157
Proceeds from sale of membership units, net of offering costs	3,383,934	4,882,931	-	-	-	4,882,931
Net loss	-	-	-	-	(4,784,633)	(4,784,633)
Balance at December 31, 2021	9,169,558	11,814,879	10,000	10,000	(8,596,424)	3,228,455
Proceeds from sale of membership units, net of offering costs	1,368,907	2,198,374	-	-	-	2,198,374
Net loss	-	-	-	-	(3,732,261)	(3,732,261)
Balance at December 31, 2022	10,538,465	$ 14,013,253	10,000	$ 10,000	$ (12,328,685)	$ 1,694,568

The accompanying notes are an integral part of these financial statements.

World Tree USA, LLC
Statements of Cash Flow
For the Years Ended December 31, 2022 and 2021

	2022	2021
Cash flows from operating activities:		
Net loss	$ (3,732,261)	$ (4,784,633)
Adjustments to reconcile net loss to net cash flows from operating activities:		
Reserve for credit losses	2,004,871	-
Loss of biological assets	190,868	466,204
Changes in operating assets and liabilities:		
Prepaid expenses	5,000	(5,000)
Accounts payable	500	-
Related party payable	-	(39,762)
Net cash used in operating activities	(1,531,022)	(4,363,191)
Cash flows from investing activities:		
Loans made to related party	(2,004,871)	-
Deposits and purchases of biological assets paid to related party	(349,943)	(727,816)
Net cash used in investing activities	(2,354,814)	(727,816)
Cash flows from financing activities:		
Proceeds from sale of membership units	2,838,265	5,307,391
Offering costs	(639,891)	(424,460)
Subcriptions receivable	917,572	(249,869)
Net cash provided by financing activities	3,115,946	4,633,062
Net increase in cash	(769,890)	(457,945)
Cash as of beginning of the year	773,978	1,231,923
Cash as of end of the year	$ 4,088	$ 773,978
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -
Disclosure of noncash investing and financing:		
Reclass of biological assets from prepaid expenses	$ 409,635	$ 385,564

The accompanying notes are an integral part of these financial statements.

Table of Contents

WORLD TREE USA LLC
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

WORLD TREE USA LLC ("WTUSA" or the "Company") was organized as a limited liability company in the state of Nevada on June 3, 2015. The Company's address is 2361 Rosecrans Ave, Suite 475, El Segundo, CA 90245.

The purpose of the Company is to:

(i) participate in collective effort to reduce the carbon footprint of the Investors through conduct of the Eco-Tree Program;

(ii) produce income from the harvesting of Empress Splendor (ES) Trees acquired by the Company;

(iii) monetize carbon offset assets created by the Company;

(iv) make distributions to members upon harvesting ES Trees; and

(v) engage in such other activities as are reasonably incidental to the foregoing.

Risks and Uncertainties

The Company operations were impacted by the COVID-19 pandemic. Travel restrictions prevented the Company from traveling to the farms and nurseries during 2020 and a portion of 2021. This, in turn, prevented the Company from being able to provide adequate training and oversight of the planting and maintenance of the trees under contract. When travel restrictions were lifted in 2021, the Company was able to travel to all of its farms in order to assess the overall health and quality of its trees. As a result of these visits, the Company determined it was necessary to write-off a large number of trees for the year ended December 31, 2021 totaling $466,204 as compared with tree losses totaling $190,868 for the year ended December 31, 2022. While the Company believes that it has currently mitigated the impact of COVID-19 on its operations, any future lockdowns or travel restrictions could negatively impact future operations and tree survivability.

The Company is in the pre revenue generation stage. The Company's business and operations are sensitive to general business and economic conditions in the United States, and worldwide, along with governmental policy decisions. As this is a product grown in nature, a host of factors beyond the Company's control could cause fluctuations in these conditions. To mitigate these risks the Company has chosen to plant its ES Trees in different locations in five different countries.

WTT has been in existence in excess of 17 years, primarily focused on growing, cultivating and selling ES startlings, and has limited history, a period of approximately six years, growing to maturity, cultivating and harvesting the ES Trees. The Company currently is dependent upon its manager, World Tree Technologies, Inc. ("WTT"), for all aspects of the Company's operations. WTT contracts directly with farmers to plant and grow the Company's trees, and the Company manages the process from planting through harvest and sale of the lumber. The Company may not be able to plant every ES Startling acquired in the same year the Offering closes, and plantings may be spread out over two or more years. WTT currently has limited arrangements for the harvesting and sale of its trees. Management of WTT has limited experience in negotiating such arrangements, however, they are in the process of expanding the network, including establishing a network of retailers to purchase the ES Trees. To date WTT has generated a limited amount of capital from the sale of ES Trees and/or any other biological asset. Additionally, WTT is dependent upon the Company and the management fees, among others, to fund its operations. During 2022 and 2021, a significant amount of capital was paid to WTT for current and future services. These amounts were expensed during the years ended December 31, 2022 and 2021, as the monies were expended by WTT. Additional monies paid to WTT were treated

as loans. Collection on these loans was considered doubtful at December 31, 2022; therefore, the Company fully reserved the loans through a charge to reserve for credit losses.   See Note 4 for additional information.

WORLD TREE USA LLC
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

NOTE 2 – GOING CONCERN

These financial statements have been prepared on a going concern basis which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The business of the Company involves a high degree of risk due to the long-term nature of generating revenue from the harvesting of trees which the first harvest isn't anticipated until 2026. The Company has significant commercial and economic interdependence with WTT as discussed in Notes 1, 4 and 6. At present, WTT has limited cash flow generating activities and their operations are currently dependent on the Company's ability to raise capital. These factors raise substantial doubt regarding the Company to continue as a going concern.

Management's Plans
During the year ended December 31, 2022, the Company issued 1,368,907 Series A Units for gross proceeds of $2,413,885. The Company paid commissions under broker dealer arrangements totaling $67,168 in connection with the offering. Other offering costs which offset the proceeds of the sale of the Series A units totaled $148,343. Subsequent to year end, the Company has raised an additional $1,025,405 in net proceeds through additional sales of 658,211 Series A Units through a Regulation D offering, $50,772 in net proceeds through additional sales of 26,018 Series A Units through a Reg CF offering and $262,405 in net proceeds through additional sales of 174,967 Series A Units through a Canadian offering.

The Company plans on initiating a Reg CF offering by the end of September 2023 with a goal of raising $1,000,000. That raise is anticipated to be open from September 2023 to February/March 2024. Additionally, the Company launched a Reg D offering in 2023 and has raised approximately $545,000 to date. The Company expects to raise an additional $300,000 in its 2023 Reg D offering between now and December 2023.

Management believes that the current capital on hand and its planned offerings may not be sufficient to fund operations through a period of less than one year from the issuance date of these financial statements. There is no assurance that the Company will be able to raise the funds necessary to finance the Company's activities as disclosed in Note 1.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk
We maintain our cash in bank deposit accounts, the balances of which at times may exceed federally insured limits. We continually monitor our banking relationships and consequently have not experienced any losses in our accounts. We believe we are not exposed to any significant credit risk on cash.

WORLD TREE USA LLC
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Cash Equivalents
Cash and cash equivalents consist of cash equivalents with initial maturities of three months or less.

Fair Value of Financial Instruments
The Company follows FASB ASC 820, Fair Value Measurements and Disclosures (“ASC 820”) to measure and disclosure the fair value of its financial instruments. ASC 820 establishes a framework for measuring fair value in U.S. GAAP and expands disclosures about fair value measurements and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The three levels of fair value hierarchy defined by ASC 820 are described below:

Level 1 Quoted market prices available in active markets for identical assets or liabilities as of the reporting date.

Level 2 Pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.

Level 3 Pricing inputs that are generally unobservable inputs and not corroborated by market data.

Financial assets are considered Level 3 when their fair values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable.

The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. If the inputs used to measure the financial assets and liabilities fall within more than one level described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

The carrying amounts reported in the Company’s financial statements for cash, accounts payable and accrued expenses approximate their fair value because of the immediate or short-term mature of these financial instruments.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free-marketing dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.

Biological Assets
Biological assets consist of trees managed for future timber sales. Biological assets are carried at cost. The cost of trees consists of the purchase price plus costs incurred to bring the trees to the current location and condition.

The trees are recognized as biological assets when they are received by the Company’s farmers. As of December 31, 2022 and 2021, 331,175 and 319,730 trees representing a cost of $1,277,346 and $1,058,849, respectively, were reported as biological assets.

WORLD TREE USA LLC
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

The Company operations were impacted by the COVID-19 pandemic. Travel restrictions prevented the Company from traveling to the farms and nurseries during 2020 and a portion of 2021. This, in turn, prevented the Company from being able to provide adequate training and oversight of the planting and maintenance of the trees under contract. When travel restrictions were lifted in 2021, the Company was able to travel to all of its farms in order to assess the overall health and quality of its trees. As a result of these visits, the Company determined it was necessary to write-off a large number of trees for the year ended December 31, 2021 totaling $466,204 as compared with tree losses totaling $190,868 for the year ended December 31, 2022. While the Company believes that it has currently mitigated the impact of COVID-19 on its operations, any future lockdowns or travel restrictions may could negatively impact future operations and tree survivability.

For every 2,000 Units issued related to the 2016, 2018, 2019/2020, 2021 and 2022 offerings, the Company will purchase up to 140 trees, which yield a harvest of approximately 110 tree per acre harvested; 30 additional trees per acre are available for replacement within the first two to three years.

As of December 31, 2022, current and future tree plantings are summarized below:

	2016 Offering	2018 Offering	2019/2020 Offering	2021 Offering	2022 Offering
Units issued for which trees will be planted	200,000	1,187,152	4,398,472	3,665,139	1,087,702
Total Trees to be Purchased	14,000	83,101	307,893	256,560	76,139
Total Trees to be Planted based on 110 trees per 2,000 units	11,000	65,293	241,916	201,583	59,821
Total Trees for future replacement (30 tree per 2,000 units)	3,000	17,807	65,977	54,977	16,316
Total Trees Planted	10,866	65,618	287,980	153,721	-
Total Trees still to be Planted	134	-	-	47,862	59,824

Provisions and Contingent Liability Provisions

Provisions and contingent liability provisions are recognized when there is a present legal or constructive obligation arising as a result of a past event for which it is probable that an outflow of economic benefits will be required to settle the obligation and where a reliable estimate can be made of the amount of the obligation. Timing or exact amount of the outflow may still be uncertain. Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available, including the risks and uncertainties associated with the present obligation. Provisions are discounted to their present values, where the time value of money is material.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the possibility of outflow of resources is remote.

Deferred Offering Costs

Costs associated with the offering of Units are capitalized as other assets. Upon successful issuance, these costs will reduce additional-paid-in capital, or if unsuccessful, recognized as general and administrative expense.

Income Taxes

The Company is taxed as a Partnership. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the Series A Unit holders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced

rates. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since inception. The Company currently is not under examination by any tax authority.

WORLD TREE USA LLC
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Net Loss per Unit
Net earnings or loss per unit is computed by dividing net income or loss by the weighted-average number of membership units outstanding during the period, excluding Units subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per unit. Diluted net earnings or loss per unit reflect the actual weighted average Units issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per unit if their inclusion would be anti-dilutive. As of December 31, 2022 and 2021, there were no potentially dilutive securities.

Recent Accounting Pronouncements
In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-02, Leases (Topic 842), specifying the accounting for leases, which supersedes the leases requirements in Topic 840, Leases. The objective of Topic 842 is to establish the principles that lessees and lessors shall apply to report useful information to users of consolidated financial statements about the amount, timing, and uncertainty of cash flows arising from a lease. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. Lessors' accounting is largely unchanged from the previous accounting standard. In addition, Topic 842 expands the disclosure requirements of lease arrangements. Lessees and lessors will use a modified retrospective transition approach, which includes several practical expedients. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021 for emerging growth companies, with early adoption permitted. The Company has adopted the provisions of the new standard, and there was no financial impact on the Company as a result of the adoption.

NOTE 4 – RELATED PARTY TRANSACTIONS

Series B Units
As at December 31, 2022 and 2021, WTT, the Manager of WTUSA, holds 10,000 Series B Units of WTUSA.

Management Fees – 2022 Series A Unit Offering
In connection with the 2022 Series A Unit offering fees expected to payable to WTT consist of the following: 1) $3.45 per tree (biological asset), 2) $0.30 tree order staffing and administration; 3) $0.45 legal; 4) $4.65 farmer support; 5) $0.75 farmer bonus; 6) $0.25 office overhead; 7) $0.65 marketing; 8) $4.10 management fees; 9) $0.35 investor relations; 10) $2.45 brokering lumber; 11) $0.65 for accounting and annual reporting costs; and 12) $0.95 carbon credit verification. The cost of trees, tree order staffing and administration, and shipping and handling, are recorded as deposit on biological assets – related party. The remaining items are reflected as operating costs in the year they are paid to WTT. The amounts paid to WTT for these items is based upon the number of Series A Units sold. The Company records the transactions as the amounts are paid to WTT.

Management Fees – 2021 Series A Unit Offering
In connection with the 2021 Series A Unit offering fees expected to payable to WTT consist of the following: 1) $3.00 per tree (biological asset), 2) $0.25 tree order staffing and administration; 3) $0.40 legal; 4) $4.65 farmer support; 5) $0.75 farmer bonus; 6) $0.15 office overhead; 7) $0.65 marketing; 8) $4.00 management fees; 9) $0.25 investor relations; 10) $2.65 brokering lumber; and 11) $0.60 for accounting and annual reporting costs. The cost of trees, tree order staffing and administration, and shipping and handling, are recorded as deposit on biological assets – related party. The remaining items are reflected as operating costs in the year they are paid to WTT. The amounts paid to WTT for these items is based upon the number of Series A Units sold. The Company records the transactions as the amounts are paid to WTT.

WORLD TREE USA LLC
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Below is a summary of all payments made to WTT for deposits on biological assets for the years ended December 31, 2022 and 2021, respectively:

Fee Description	Deposit on Biological Assets Balance 12/31/20	Payments	Allocated to Biological Assets	Deposit on Biological Assets Balance 12/31/21	Payments	Allocated to Biological Assets	Deposit on Biological Assets Balance 12/31/22
Deposit on Future Tree Stock	89,530	$ 803,962	$ 483,133	$ 410,359	$ 322,145	$ 370,632	$ 361,872
Tree Order Staffing & Administration	7,540	66,946	47,816	26,670	27,797	30,754	23,713
Shipping & Handling	15,078	14,769	10,182	19,665	-	7,978	11,687
Total	112,148	$ 885,677	$ 541,131	$ 456,694	$ 349,942	$ 409,364	$ 397,272

In addition to the payments detailed above, the Company made payments to WTT of $1,458,437 and $4,079,223 for the years ended December 31, 2022 and 2021, respectively, for expenses such as farmer support, management fees, lumber brokering, carbon credit verification and professional fees.

Related Party Accounts Payable
From time to time, WTT and/or the Company covers operating costs for either entity. These costs are periodically repaid by either entity. The amounts are due on demand and do not incur interest. As of December 31, 2022, there was a total of $2,004,871 in receivables outstanding from WTT. It is the intention of WTT to repay the receivable in full. However, since WTT is in a pre-revenue state, the likelihood of collectability of the receivable was deemed doubtful and was therefore fully reserved by the Company as a charge to operating expense as of December 31, 2022.

See Notes 1, 3, 5 and 6 for additional related party transactions.

NOTE 5 – MEMBERSHIP UNITS

Series A Units

Rights and Preferences

Series A Members are holders of Series A Units and do not have voting rights. Series A Memberships (and corresponding Series A Units) are issued in sub-series. Each sub-series of Series A Units has rights to a percentage of distributable cash produced by one particular project. Each project shall be funded by only one subseries of Series A Units, and no two sub-series of Series A Units shall have rights relating to the same project. See below for allocation of profits and losses.

2022 Transactions
During the year ended December 31, 2022, the Company issued 1,368,907 Series A Units for gross proceeds of $2,413,885. The Company paid commissions under broker dealer arrangements totaling $67,168 in connection with the offering. Other offering costs which offset the proceeds of the sale of the Series A units totaled $148,343, including marketing costs of $95,684 reimbursed to WTT.

2021 Transactions

During the year ended December 31, 2021, the Company issued 3,383,934 Series A Units for gross proceeds of $5,282,390. The Company paid commissions under broker dealer arrangements totaling $204,956 in connection with the offering. Other offering costs which offset the proceeds of the sale of the Series A units totaled $219,503, including marketing costs of $69,806 reimbursed to WTT.

Table of Contents

As of December 31, 2021, the Company recorded subscriptions receivable for 552,279 Units totaling $933,934. These were executed as of December 31, 2021, but funds were not received until January 2022. The Units relating to this receivable are included in members' equity as of December 31, 2021.

Other Provisions

Unless authorized to do so by the Manager, no Member, Unit Holder or group of Members or Unit Holders shall have any power or authority to bind the Company in any way, to pledge the Company's credit, to render the Company liable for any purpose, or to otherwise engage in the management of the Company.

Units have been recognized on the financial statements as equity when subscriptions have been accepted by the Company.

Profits and Losses

WTT enters into contracts with farmers whereby the net profits from the harvesting and sale of the biological assets are split 50/50 between the Company and the farmer. The Company's 50% profit, it any, is then split between the Series A and Series B Unit holders on a 50/50 basis. Class A and Class B Units participate in the losses based upon their pro-rata amounts invested to the total invested until the investment is extinguished. After extinguishment the losses are then split between the Series A and Series B Unit holders on a 50/50 basis.

Also see Note 6 below.

NOTE 6 – SUBSEQUENT EVENTS

Subsequent to year end, the Company has raised an additional $1,025,405 in net proceeds through additional sales of 658,211 Series A Units through a Regulation D offering, $50,772 in net proceeds through additional sales of 26,018 Series A Units through a Reg CF offering and $262,405 in net proceeds through additional sales of 174,967 Series A Units through a Canadian offering.

In addition, the Company has paid/advanced $367,820 to WTT representing current and future management fees. The amounts paid/advanced are in excess of the estimated management fees to be paid as noted in the Company's offering circulars which Units are sold. As of September 28, 2023, the total amount due from WTT was $2,145,111.

In accordance with ASC 855-10 the Company has analyzed its operations from December 31, 2022 to October 4, 2023 – the date these financial statements were issued – and has determined that it does not have any other material subsequent events to disclose in these financial statements.